St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

04045431

September 30, 2004

RECEIVED
2004 OCT -8 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: September 16 - 28, 2004).
- Chris Bennett (period November 8, 2003 - September 21, 2004)
- D. Mark Eilers (period November 28, 2003 - September 21, 2004)
- W. Ken Midan (period November 8, 2003 - September 21, 2004)
- Mary-Jane Hamula (period January 16 - September 21, 2004)
- Todd McMurray (period July 1 - September 27, 2004)
- Kamal Nagra (period November 8, 2003 - September 21, 2004)

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

dw 10/8

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider with remarks

2004-09-28 19:22 ET

RECEIVED
2004 OCT -8 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transactions sorted by : **Insider**
Insider family name : **TERRELL (Starts with)**
Given name : **Michael A. (Starts with)**
Transaction date range : **September 16, 2004 - September 28, 2004**

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326748	2004-09-22	2004-09-28	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,800	1.3600	631,090						
	General remarks:												
326750	2004-09-27	2004-09-28	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+5,000	1.4200	636,090						
	General remarks:												
326751	2004-09-28	2004-09-28	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+1,000	1.4200	637,090						
	General remarks:												

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326754	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+300,000		1,530,000		1.3100	2009-09-21	Common Shares Class "A"	+300,000	1,530,000
	General remarks:	Options exercisable @ $1.31 per share until September 21, 2009											

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider with remarks

2004-09-30 19:57 ET

Transactions sorted by : Insider
Insider family name : BENNETT (Starts with)
Given name : Chris (Starts with)
Transaction date range : November 8, 2003 - September 21, 2004

Insider name: BENNETT, Christopher

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
328348	2004-09-21	2004-09-30	Direct Ownership :	50 - Grant of options	+50,000		187,500		1.3100	2009-09-21	Common Shares Class "A"	+50,000	187,500

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

Insider transaction detail - View details for insider with remarks

2004-09-28 20:11 ET

Transactions sorted by : **Insider**
Insider family name : **EILERS (Starts with)**
Given name : **D. Mark (Starts with)**
Transaction date range : **November 28, 2003 - September 21, 2004**

Insider name: EILERS, D. Mark

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326789	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+50,000		190,000		1.3100	2009-09-21	Common Shares Class "A"	+50,000	190,000

General remarks:

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider with remarks

2004-09-28 17:39 ET

Transactions sorted by : **Insider**
Insider family name : **MIDAN (Starts with)**
Given name : **William Kent (Starts with)**
Transaction date range : **November 8, 2003 - September 21, 2004**

Insider name: MIDAN, William Kent

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326665	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+50,000		225,000		1.3100	2009-09-21	Common Shares Class "A"	+50,000	225,000

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

Insider transaction detail - View details for insider with remarks

2004-09-28 19:38 ET

Transactions sorted by : Insider
Insider family name : HAMULA (Starts with)
Given name : Mary-Jane (Starts with)
Transaction date range : January 16, 2004 - September 21, 2004

Insider name: Hamula, Mary-Jane

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O	326704	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+100,000				1.3100	2009-08-21	Common Shares Class "A"	+100,000	

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

Transaction ID		Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A	326704	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+100,000		467,500		1.3100	2009-09-21	Common Shares Class "A"	+100,000	467,500

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

Insider transaction detail - View details for insider with remarks

2004-09-28 18:50 ET

Transactions sorted by : **Insider**
Insider family name : **McMURRAY (Starts with)**
Given name : **Todd (Starts with)**
Transaction date range : **July 1, 2004 - September 27, 2004**
Issuer industry classification: Junior natural resource - mining

Insider name: McMurray, Todd

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares Class "A"

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326736	2004-09-27	2004-09-28	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	1.4200	62,000						

General remarks:

Security designation: Options (Common Shares Class "A")

326731	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+150,000		450,000		1.3100	2009-09-21	Common Shares Class "A"	+150,000	450,000

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

Insider transaction detail - View details for insider with remarks

2004-09-28 16:19 ET

Transactions sorted by : Insider
Insider family name : NAGRA (Starts with)
Given name : Kamal (Starts with)
Transaction date range : November 8, 2003 - September 21, 2004

Insider name: Nagra, Kamal

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: St. Jude Resources Ltd.

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price		Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
326564	2004-09-21	2004-09-28	Direct Ownership :	50 - Grant of options	+50,000		100,000		1.3100	2009-09-21	Common Shares Class "A"	+50,000	100,000

General remarks: Options exercisable @ $1.31 per share until September 21, 2009

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566
www.stjudegold.com

September 21, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #156 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Appoints Senior Mining Personnel Options Granted

Vancouver, September 21, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce the appointment of General Manager West Africa, Project Geologist, Niger and Project Engineer. These appointments will support the company's mission to continue developing quality gold resources in West Africa.

Bob Griffis – General Manager, Dr. Robert Griffis has recently joined St Jude Resources as General Manager of the West African operations and will be based in the Takoradi office, Ghana. He is a geologist and professional engineer (registered in Ontario) with over 35 years experience in exploration and mining. Originally educated in Canada and the USA, much of his professional career has been international, including the past 20 years in West Africa, most of which has been in Ghana. His African experience has been mainly in the gold sector and spans a range of activities from grassroots exploration through feasibility studies and into production. He is acknowledged as one of the most experienced gold explorationists in West Africa and is the principle author of several published reports commissioned by the Government of Ghana, including the recent 'Gold Deposits of Ghana', which provides details on a very large number of major and minor gold deposits in the country. Prior to his work in Africa, Dr Griffis was Senior Geologist and a Director of the consulting firm of Watts, Griffis and McOuat Limited and has worked on projects in many parts of North America, Australia, South America, Iran, China and Kyrgistan.

Claude Jobin, M.Sc, P. Eng. – Project Geologist, Niger, West Africa. Mr. Jobin is a senior consultant in geology and geophysics. He has extensive experience in West Africa through his work as an expert geophysicist for the United Nations Development Program, General Manager for Ashanti Gold and as a consultant for several junior mining companies. He has extensive experience in the country of Niger including a role in the evaluation of the Libiri and Koma Bangou gold deposits.

Prior to working in West Africa, from 1971 to 1989 he was President of Geophysical Surveys Inc., Operations Manager at Dighem Surveys & Processing Inc. and Associate Director at the Earth and Engineering Division of the International Development Research Centre. He was involved in marketing, consulting and project monitoring in Africa, Asia, Middle East and South America.

Alan Willis – Project Engineer, Mr. Willis is a UK based Professional Mine Surveyor with over 35 years experience. Most recently, this includes almost 20 years experience with Goldfields and the Saudi Arabian Mining Company, playing a major role in the successful development of the Mahd Dhahab and Al Hajar gold mines from the exploration stage through to production. Mr. Willis joined St. Jude on a full-time basis in February 2004 and is in charge of all aspects of surveying on the advanced projects in Burkina Faso and Ghana. Using SURPAC Mining

Software, he is also playing an integral part in preparing resource estimates and developing optimum open pit designs & waste disposal plans.

The TSX Venture Exchange has accepted for filing the company's Stock Option Plan, which was approved by the company shareholders at the Annual General Meeting that was held on July 29, 2004. The company has implemented a fixed plan whereby it has reserved 20% of the issued shares (or 7,630,095 shares) for issuance under the plan.

The company announces that it has issued 1,625,000 Director and Employee incentive stock options, subject to all regulatory approvals. These options are being issued at a non-discounted exercise price of $1.31 per share, with an expiry date of September 21, 2009.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's projects in West Africa now cover over 2,900 sq. km. (716,605 acres) of one of the richest and most productive gold bearing regions in the world. With a well stocked treasury, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 – 6565
Toll Free – 866 – 281- 2193
Fax: +1 - 604 - 940 - 6566
Or visit the company's website at:
www.stjudegold.com